Issuer Free Writing Prospectus dated October 5, 2021
Filed Pursuant to Rule 433
Registration No. 333-255424

Investing in Opportunity Zones for Tax Advantages and Growth



A Once-in-a-Lifetime Opportunity to Invest in High-Return Real Estate, Reduce Taxes, and Grow Wealth Tax Free



SWEETENING THE DEAL WITH OPPORTUNITY ZONES

While underdeveloped parts of the United States are attractive investment targets to begin with, the Trump administration has further sweetened the deal for real estate investors through enactment of the Tax Cuts and Jobs Act of 2017 (“TCJA”).

Through the TCJA, taxpayers who invest in certain underdeveloped parts of the country, designated as *Opportunity Zones,* via Qualified Opportunity Funds can avail themselves of several tax advantages that significantly improve the after-tax returns on their investments. These tax incentives have been specifically designed to direct the flow of capital into areas of the United States that need it the most.

In This Report

What are Opportunity Zones?

In collaboration with state and local governments, the U.S. Department of the Treasury has certified 8,766 communities in all 50 states, the District of Columbia, and five U.S. territories as Opportunity Zones. Quoting the Treasury Department, “nearly 35 million Americans live in areas designatedas Opportunity Zones. These communities present both the need for investment and significant investment opportunities.”



What are the tax benefits of investing in Opportunity Zones?

Under Section 1400Z of the TCJA, investors who elect to reinvest capital gains from capital assets into Opportunity Zones will receive multiple tax benefits.

1. **Deferral of Capital Gains Taxes:** Capital gains (short-term or long-term) from the

sale or exchange of any capital assets that are reinvested in Opportunity Zones within 180 days following the sale or exchange, will be excluded from an investor's gross taxable income until the earlier of: December 31, 2026 or the date the investor sells his Opportunity Zone investment.

2. **Reduction of Capital Gains Taxes:** Investors will receive a 10% step-up in the basis of any capital gains that are reinvested in Opportunity Zones, if the Opportunity Zone investment is held for 5 years prior to December 31, 2026.

3. **Elimination of Capital Gains Taxes for Investments in Opportunity Zones:** Opportunity Zone investors are exempt from federal taxation (the majority of states conform as well) on capital gains derived from the appreciation of their Opportunity Zone investment, if the investment is held for at least 10 years.

4. **Possible State Income Tax Benefits under Federal Opportunity Zone Program:** Depending on the state where an investor is domiciled and whether that state conforms with federal Opportunity Zone regulations, an investor may be entitled to receive the same federal Opportunity Zone capital gains tax benefits (deferral, reduction, and elimination of capital gains taxes) on a state income tax level.

How to invest in Opportunity Zones?

To take advantage of the tax benefits of investing in Opportunity Zones, investors must reinvest their capital gains from a prior investment into a *Qualified Opportunity Fund* within a 180-day period. The 180-day period generally starts to run on the day that the sale or exchange of an investor's prior investment would be recognized for federal income tax purposes. However, there are exceptions for pass-through entities and certain types of property, where the 180-day period may start on a later date. All investors should consult with their own tax, legal and accounting advisors prior to entering into any transaction. This material has been prepared for informational purposes only and is not intended to provide nor should be relied on for tax, legal or accounting advice.



Capital gains in a wide array of asset classes, including but without limitation: stocks, bonds, commodities, certain cryptocurrencies, artwork, automobiles, jewelry, and real estate, are all eligible to receive tax benefits through reinvestment of capital gains into Qualified Opportunity Funds.

Only capital gains are eligible to receive the Opportunity Zone benefits, but the eligible capital gains can be either short-term or long-term capital gains.

The principal/basis (non-capital gains) from a prior investment can also be invested into Qualified Opportunity Funds, but the non-capital gains portion will not receive the tax benefits associated with Opportunity Zones.

WHY INDIVIDUAL AND INSTITUTIONAL CLIENTS NEED OPPORTUNITY ZONE INVESTMENTS IN THEIR PORTFOLIOS

We believe investors, whether individual orinstitutional, need Opportunity Zone investments in their portfolio. If an investor is currently sittingon capital gains in their portfolio, they need to consider investing in a Qualified Opportunity Fund.

Investors with capital gains, investing in a Qualified Opportunity Fund is almost akin to getting a “free option”. This being so for the following reasons:

- An investor with unrealized capital gains, for instance capital gains in the stock of a listed company such as Apple, could sell that stock and then immediately rebuy that same stock. The investor’s tax basis in the stock would increase to current price. The capital gains that the investor thus realizes can then be reinvested into a Qualified Opportunity Fund, and the tax on these capital gains can be deferred until the end of 2026. The investor steps-up his stock position to market value, while deferring taxeson associated capital gains until taxes are due on April 15, 2027.
- Not only can the capital gains taxes be deferred, but they can also be reduced. As mentioned above, an investor can realize up to a 10% reduction in the capital gains taxes due if he reinvests the capital gains into a Qualified Opportunity Fund by December 31, 2021 and holds the investment for 5 years.
- In addition, the appreciation that an investor realizes on capital gains invested in a Qualified Opportunity Fund is tax-free, if the investor holds the Qualified Opportunity Fund investment for at least 10 years.



BRINGING IT ALL TOGETHER: THE RIGHT INVESTMENT STRUCTURE

For an investor to maximize their benefits from investing in Opportunity Zones, we believe they need the right investment manager and the rightinvestment structure. As discussed above, an investment in Opportunity Zones offers strong capital appreciation potential, as well as very substantial tax advantages.

Most Qualified Opportunity Funds set up for Opportunity Zone investing are structured as *private equity funds* that are *not registered* with the *U.S. Securities and Exchange Commission* nor publicly traded. Typical real estate private equity funds have high fees, low transparency, and no liquidity before the maturation of the fund, which usually runs for 12-14 years. Therefore, we believe that a

private equity structure is far from ideal for Opportunity Zone investors. We believe the optimal structure for investing in Opportunity Zonesis a *public real estate partnership structure.*

A **public real estate partnership structure** can offer several advantages over other structures, such as:

- Pass-through income, avoiding double taxation for investors.
- Pass through depreciation with no depreciation recapture if investment is held for 10 years
- Low minimums for investor access.
- Potential for quarterly distributions.
- Annual distributions of at least 90% of taxable income.
- Up to a 20% reduction on taxable dividends via Internal Revenue Code Section 199A tax benefit.

In addition, a **public real estate partnership structure** can further enhance the above stated benefits, as follows:

- Provides unitholders with better reporting, transparency, and oversight.
- Potential for daily liquidity.
- Unitholders have greater control over their exit timing and amount.
- Allows non-accredited investors to access the investment class.
- Simplified purchase process.

BELPOINTE PREP, LLC ("OZ")

The team at Belpointe has been working for the past 2 years to develop and register what we believe is the absolute best structure for both individual and institutional investors in Opportunity Zones. That structure is: OZ.

In addition to an ideal structure, OZ is also the only publicly traded Qualified Opportunity Fund, meaning its unitholders have the opportunity to buy or sell their investment in the public markets.

Further, in order to disrupt the U.S. real estate industry, OZ is charging among the lowest fees in the industry:

- No investor servicing fees.
- No Disposition fees.
- 0.75% Annual Management Fee.
- 5% Carried Interest.

Lastly, OZ is backed by the in-house real estate development and construction expertise of the Belpointe Real Estate Group, which is comprised of former AvalonBay executives.





IN CONCLUSION: INCORPORATING OZ INTO CLIENT PORTFOLIOS

For financial advisors, accountants, and tax attorneys, who are advising their clients on Opportunity Zone investing, we believe Belpointe offersOZ as an ideal vehicle for the following reasons:

- OZ is a publicly traded vehicle and investors can in liquidate their investment at their discretion, potentially on a daily basis.
- OZ provides full Opportunity Zone tax benefits.
- OZ provides pass through depreciation with no depreciation recapture if investment is held for 10 years. This essentially means the majority of your quarterly distributions could be tax-free
- OZ provides up to a 20% reduction on taxable dividends via Internal Revenue Code Section 199A of the Code.
- OZ is open to non-accredited investors
- OZ offers high quality, actively managed, and diversified real estate exposure, through the in-house development and construction expertise of the Belpointe Real Estate Group which is comprised of former AvalonBay executives.
- OZ offers the lowest fees in the industry, with a 0.75% annual managementfee, 5% carried interest, ZERO investor servicing fees, and ZERO disposition fees.

Investor Contact:

Cody Laidlaw (203) 883-1944
claidlaw@belpointe.com
belpointeoz.com

ABOUT BELPOINTE

Belpointe, a private equity investment firm and family office, based in Greenwich, Connecticut owns several operating businesses, including Belpointe Asset Management LLC, a financial asset management firm that manages over $2.5 billion in assets.

About Belpointe Real Estate Group

Belpointe's Real Estate Group is a fully integrated real estate company specializing in multifamily investment strategies. Led by a team of former AvalonBay executives with a 25-year track record developing and building multifamily projects through several economic cycles.

About Belpointe PREP, LLC ("OZ")

Belpointe PREP, LLC is a Qualified Opportunity Fund that concentrates on the identification, acquisition and development or redevelopment of properties located within Opportunity Zones.

Belpointe PREP, LLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe PREP. You should read Belpointe PREP's most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe PREP and the offering

Nothing in this white paper is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe PREP's Class A units. Such an offering is made only by means of a prospectus. Investing in Belpointe PREP's Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe PREP's investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe PREP's Class A units. To view Belpointe PREP's most recent prospectus containing this and other important information visit sec.gov or belpointeoz.com. Alternatively, you may request Belpointe PREP send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision

Investor Contact:

Cody Laidlaw (203) 883-1944
claidlaw@belpointe.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this whitepaper may be considered forward-looking, such as statements containing estimates, projections and other forward-looking information. Forward-looking statements are typically identified by words and phrases such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statements expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond our control. Therefore, we caution you against relying on any of these forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, we do not intend to update any of the forward-looking statements to conform them to actual results or revised expectations.